UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of September 2005

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of September 2005.

Contents:

Enclosure 1:	Press release re: Notification of Major Interest in shares dated September 26, 2005;

Enclosure 2:	Press release re: Interim Results dated July 29, 2005; and

Enclosure 3:	notification of appointment of company secretary.

Enclosure 1

BioProgress PLC

26 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

Bioprogress plc

2.	Name of shareholder having a major interest

FMR Corporation and its direct and indirect subsidiaries; and Fidelity International Limited and its direct and indirect subsidiaries

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

172,688 Brown Brothers Harriman Ltd Lux 3,446,213 Mellon Bank N.A.

5.	Number of shares/amount of stock acquired

Not disclosed

6.	Percentage of issued class

Not disclosed

7.	Number of shares/amount of stock disposed

500,000

8.	Percentage of issued class

Not disclosed

9.	Class of security

Ordinary shares of 1p each

10.	Date of transaction

Not disclosed

11.	Date company informed

26 September 2005

12.	Total holding following this notification

3,618,901

13.	Total percentage holding of issued class following this notification

2.93%

14.	Any additional information

15.	Name of contact and telephone number for queries

Daniel Farrow - 01354 655674

16.	Name and signature of authorised company official responsible for making this notification.

Daniel Farrow, Finance Director

Date of notification: 26 September 2005

Enclosure 2

BioProgress PLC

27 September 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

(AIM: BPRG; NASDAQ: BPRG)

Interim Results for the six months to 30 June 2005

I would like to start this interim report by welcoming our new non executive Chairman Peter Ibbetson who joined the Board on the 29 July 2005. Peter has a wealth of experience across a number of sectors and his depth of banking and financial relationships will be of great future value to BioProgress. We are delighted that Peter has joined the team and look forward to working closely with him.

As previously reported, 2005 has been a turbulent year with a number of significant challenges for BioProgress. On 13 April 2005 the Board reported that trading levels from BioTec Films would be below expectations. The Board also embarked upon a strategic review of the business due to unexpected and excessive increases in overheads and other cost structures. Although remedial action has been taken, both during and since the conclusion of the review, the benefits of these initiatives will take effect after the period to which this statement relates. The management and structural changes took place in May and June 2005 and consequently have limited impact upon the interim performance.

Financial performance

The first six months trading resulted in an operating half year loss of £6.23 million compared with a loss of £3.97 million for the same period in 2004. This substantial increase was due to a number of factors including:

•	Significant monthly trading losses from the Company’s trading subsidiary BioTec Films Inc.;

•	Increased costs associated with inappropriate capital expenditure commitments entered into by the Company; and

•	Growth in non-productive overheads across the Company’s operations.

A proportion of these increased costs also related to implementation of the LOCUM strategy and non-trading related investment activity carried out by the Company. Both these activities have now been stopped.

Other non-trading costs have also impacted the Company’s financial performance. These include:

•	Legal and other professional costs principally associated with the continuation of various litigation proceedings undertaken by the Company; and

•	Consultancy arrangements.

In both these cases substantial reductions have been implemented which will impact during the second half of the current financial year. The new management team has taken steps to settle legal proceedings where possible but not in situations where the asset base of the Company has been impinged upon.

Cash burn for the period under review increased significantly, a function of the above factors, as well as an increase in general expenses. The implied monthly burn rate peaked at approximately £1 million per month during this period. With the new financial controls and restructuring initiatives in place this figure currently runs at an operational rate of approximately £200,000 per month and is expected to continue falling. This, despite the historic excessive spending levels, left the Company with a relatively strong current cash position at the half year of approximately £9 million.

Operational performance

Progress during the period under review was slower than anticipated. The Company’s new management team continues to review the commercial viability of previous arrangements and expects to conclude this process within the next trading year.

Worthy of note, however, was the delivery of the first NROBE machine for powder encapsulation to our strategic partner FMC Biopolymer, a business unit of the FMC Corporation.

The development of the Company’s first TABWRAP machine is proceeding on course for demonstration at the Madrid cPHI conference despite issues relating to its development earlier in the year. Integration of BioTec’s development team with the technical team within Cambridgeshire, carried out post the period under review has yielded positive results within a more project management style structure. We expect this to impact positively upon the Company’s performance towards the end of the financial year and the next trading year onwards.

The Company has continued to develop new relationships with prospective commercial partners; a drive which was increased after the period under review. Most of these developments relate to sensitive commercial developments and consequently the Company has committed to strict confidentiality undertakings in respect of such developments. Nevertheless, these developments present significant opportunities for the Company and continued validation of the strength and robustness of its intellectual property asset base.

Post results events

As stated at our Annual General Meeting (‘AGM’), despite the turbulence of the period under review the quick actions taken and remedial measures implemented by management have enabled a rapid restructuring with the result that the Company remains in a relatively strong position both commercially and financially. Some of the steps taken have included:

•	Restructuring of the operations of the Company to a matrix project management approach with fully costed resource centres applied in a structured way for the creation of a solutions led approach to partner and own generated projects;

•	Implementation of strict and effective financial and operational controls;

•	Separation of developmental projects with full project analysis plans;

•	Head count reduction of approximately 50% in the UK and 30% in the US;

•	Replacement of a number of our professional advisors and consultants, which the Board continue to monitor on a ‘value added’ basis; and

•	Strengthening of the technical, scientific and developmental resources within the Company and realignment of resources from non value generating to value generating areas.

These measures have created new dynamism within the Company and provided a more transparent infrastructure in which the Company’s operations can be managed effectively.

In light of the changing nature of the Company and increased activity within Ghaliston, Anthony Fabrizi has decided to resign from the Board. We wish him well and every success for the future. The Board expects to announce an additional non-executive director appointment shortly to compliment our skills and needs as a business.

I would like to thank my fellow directors and colleagues for their support during this period and for the enthusiasm shown by the team in their determination to remove the obstacles to growth and working with me and the new management team in redirecting and positioning the Company for growth.

The Board remains committed to the Company’s strategy, outlined at the AGM and optimistic as to the future of the Company. We believe that the restructuring measures implemented have created a more solid platform to efficiently realise the Company’s growth plans.

Richard Trevillion

Chief Executive Officer

Enquiries:

BioProgress plc	01354 655674
Richard Trevillion, Chief Executive Officer

Dan Farrow, Finance Director
College Hill	020 7457 2020
Adrian Duffield/Corinna Dorward

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Consolidated Profit And Loss Account

For the period ended 30th June 2005

	Six Months to 30 June 2005	Six Months to 30 June 2004	Year Ended 31 December 2004
	(Unaudited)	(Unaudited)	(Audited)
	£ 000’s	£ 000’s	£ 000’s
Turnover	1,313	992	2,508
Cost of Sales	(688)	(562)	(1,706)
Gross profit	625	430	802
Administrative Expenses	(7,343)	(4,403)	(8,390)
Other Income	490	—	—
Operating Loss	(6,228)	(3,973)	(7,588)
Net interest	67	124	457
Loss on Ordinary Activities before Taxation	(6,161)	(3,849)	(7,131)
Tax on loss on ordinary Activities	—	—	—
Loss for Period	(6,161)	(3,849)	(7,131)
Basic and Diluted Loss per Ordinary Share	(5.2p )	(3.4p )	(6.3p )

Consolidated Balance Sheet

For the period ended 30th June 2005

	Six Months to 30 June 2005	Six Months to 30 June 2004	Year Ended 31 December 2004
	(Unaudited)	(Unaudited)	(Audited)
	£ 000’s	£ 000’s	£ 000’s
Fixed Assets
Intangible Fixed Assets	13,809	15,608	13,953
Tangible Fixed Assets	1,998	1,281	1,975
	15,807	16,889	15,928

Current Assets
Stocks	509	459	1,761
Debtors	1,882	2,114	1,972
Cash At Bank	8,789	13,260	14,447
	11,180	15,833	18,180

Creditors : Amounts Falling Due within one Year	(2,149)	(1,455)	(1,522)

Net Current Assets	9,031	14,378	16,658

Total Assets less Current Liabilities	24,838	31,267	32,586

Creditors : Amounts Falling Due after more that One Year	—	—	(4,717)

Provisions for liabilities and Charges	(3,003)	(4,144)	(2,861)

Net Assets	21,835	27,123	25,008

Capital and Reserves
Called up Share Capital	1,220	1,157	1,178
Share Premium Account	33,911	31,439	32,304
Other Reserves	1,655	—	239
Profit and Loss Account	(14,951)	(5,473)	(8,713)

Shareholders’ Funds	21,835	27,123	25,008

Consolidated Cash Flow Statement

For the period ended 30th June 2005

	Six Months to 30 June 2005	Six Months to 30 June 2004	Year Ended 31 December 2004
	(Unaudited)	(Unaudited)	(Audited)
	£ 000’s	£ 000’s	£ 000’s
Net Cash Outflow from Operating Activities	(4,083)	(4,323)	(7,806)

Returns on Investments and Servicing of Finance
Interest received	273	125	506
Interest Paid	(1)	(1)	(2)

Net Cash inflow from Returns on Investments and Servicing of Finance	272	124	504

Taxation	—	—	(12)

Capital Expenditure
Purchase of Tangible Fixed Assets	(197)	(1,156)	(848)
Purchase of Intangible Fixed Assets	—	(615)	—

Net Cash Outflow from Capital Expenditure	(197)	(1,771)	(848)

Acquisitions and Disposals Purchase of Unincorporated Business	—	—	(1,901)

Net Cash Outflow from Acquisitions and Disposals	—	—	(1,901)

Financing
Issue of Shares	—	18,052	18,621
Redemption of preference shares	—	(252)	(484)
Issue costs	—	(455)	(455)
Receipts from Convertible Bond	—	—	5,000
Issue Costs for Convertible Bond	—	—	(44)
Redemption of Convertible Bond	(1,650)	—	—

Net Cash (Outflow) /Inflow from Financing	(1,650)	17,345	22,638

(Decrease)/Increase in Cash	(5,658)	11,375	12,575

Consolidated Statement of Total Recognised Gains and Losses

For the period ended 30th June 2005

	Six Months to 30 June 2005	Six Months to 30 June 2004	Year Ended 31 December 2004
	(Unaudited)	(Unaudited)	(Audited)
	£ 000’s	£ 000’s	£ 000’s
Loss for the Period	(6,161)	(3,849)	(7,131)
Currency Differences on Foreign Currency Net Investments	(77)	22	64
Total Recognised Gains and Losses for the Period	(6,238)	(3,827)	(7,067)

NOTES to the INTERIM REPORT 2005

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The principal accounting policies of the Company are set out in the Company’s annual report and Financial Statements as reported in December 2004. The policies have remained unchanged from the previous annual report except for the implementation of FRS 25. This standard requires the Company’s Convertible Bond to be split between Debt and Equity components and resulted in a transfer of £1,078,000 from Debt to Equity on the 1 of January 2005.

2. LOSS PER SHARE

The Calculation of the Loss per share is based on the loss for the period of £6,160,592 divided by the weighted average number of shares in issue during the same period, being 118,342,200 Ordinary Shares of £0.01 each.

3. SHARES ISSUED AND REDEEMED

On 7 June, 2005 the Company issued 4,285,714 Ordinary Shares of £0.01 at an issue price of £0.385 per Share in part settlement of the repayment of the 2009 Convertible Loan Notes.

The shares issued in the period have resulted in total proceeds to the company of £1,650,000. The difference between proceeds received and the nominal value of shares issued amounting to £1,607,143 has been credited to the share premium account.

4. RESERVES

	Share Premium Account	Profit and Loss Account	Other Reserves
	£ 000’s	£ 000’s	£ 000’s
At 1 January 2005	32,304	(8,713)	239
Loss for the Period	—	(6,161)	—
Reclassification of Equity Component of convertible Bond	—	—	1,078
Premium on Allotment during the period	1,607	—	—
Gain on Redemption of the Equity	—	—	338
Component of the Convertible Bond Exchange differences	—	(77)	—

At 30th June 2005	33,911	(14,951)	1,655

5. NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Six Months to 30 June 2005	Six Months to 30 June 2004	Year Ended 31 December 2004
	(Unaudited)	(Unaudited)	(Audited)
	£ 000’s	£ 000’s	£ 000’s
Operating Loss	(6,228)	(3,973)	(7,588)
Gain on Debt Component of Convertible Bond	(490)	—	—
Depreciation and Amortisation	587	491	1,074
Gain on Disposal of Fixed Assets	(30)	—	—
Write off Finance costs	283	—	—
Decrease in Stocks	1,252	(459)	(1,512)
Decrease in Debtors	90	(1,092)	(688)
Increase in Creditors	627	604	648
Exchange difference	(174)	106	260
Net Cash outflow from operating activities	(4,083)	(4,323)	(7,806)

6. RECONCILIATION OF NET CASH OUTFLOW TO MOVEMENT IN NET FUNDS

	Six Months to 30 June 2005	Six Months to 30 June 2004	Year Ended 31 December 2004
	(Unaudited)	(Unaudited)	(Audited)
	£ 000’s	£ 000’s	£ 000’s
Increase in Cash in Period and Movement in Net Funds	(5,658)	11,375	12,575
Cash flow from financing	1,650	—	(4,956)
Non cash items	3,067	—	239
Net Funds Brought forward	9,730	1,872	1,872

Net Funds Carried Forward	8,789	13,247	9,730

	At 1 January 2005	Cash flows	Non Cash items 2005	At 30th June
	£ 000’s	£ 000’s	£ 000’s	£ 000’s
Cash at Bank and in hand	14,447	(5,658)	—	8,789
Convertible Bonds	(4,717)	1,650	3,067	—

	9,730	(4,008)	3,067	8,789

7. PUBLICATION OF NON-STATUTORY ACCOUNTS

The financial information set out in this interim report does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The figures for the year ended 31st December 2004 have been extracted from the Statutory Financial Statements, which have been filed with the Registrar of Companies. The Auditor’s report on those financial statements is unqualified. The financial information for the six months to 30th June 2005 and for the period to 30th June 2004 is un-audited.

These results were announced to the AIM on 27 September 2005 and have been posted to all shareholders. Copies of the interim report will be available from the Company’s registered office at 14, Hostmoor Avenue, March Trading Estate, March, Cambridgeshire, PE15 0AX.

Enclosure 3

Having been previously approved by the board, Georgina Godby accepted the position of Company Secretary and was duly appointed on June 27, 2005. The relevant filing was made to UK Companies House.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Dan Farrow
Dated: September 30, 2005	Dan Farrow
Chief Financial Officer